Registration No.  333-118349
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 874

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on September 15, 2004 at 2:00 p.m. pursuant to Rule 487.

                      ________________________________

                                VIOLTs(TM)
                  Vertical Investments of Life Sciences Trusts

                The Alzheimer's Disease VIOLTs(TM) Series
             The Breast and Ovarian Cancer VIOLTs(TM) Series
                     The Diabetes VIOLTs(TM) Series
                  The Prostate Cancer VIOLTs(TM) Series
               The Rheumatoid Arthritis VIOLTs(TM) Series

                                 FT 874


FT 874 is a series of a unit investment trust, the FT Series. FT 874 consists of five separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies whose products and services focus on developing therapies and treatments for the disease for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


            The date of this prospectus is September 15, 2004

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Registered Public Accounting Firm  7
Statements of Net Assets                                 8
Schedules of Investments                                10
The FT Series                                           16
Portfolios                                              16
Risk Factors                                            19
Public Offering                                         21
Distribution of Units                                   23
The Sponsor's Profits                                   24
The Secondary Market                                    24
How We Purchase Units                                   25
Expenses and Charges                                    25
Tax Status                                              26
Retirement Plans                                        27
Rights of Unit Holders                                  27
Income and Capital Distributions                        28
Redeeming Your Units                                    28
Removing Securities from a Trust                        29
Amending or Terminating the Indenture                   30
Information on Doley Securities, Inc.                   31
Information on the Sponsor, Trustee and Evaluator       31
Other Information                                       32

                        Summary of Essential Information

                                 FT 874


                    At the Opening of Business on the
               Initial Date of Deposit-September 15, 2004


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                             The Alzheimer's The Breast and
                                                                             Disease         Ovarian Cancer  The Diabetes
                                                                             VIOLTs(TM)      VIOLTs(TM)      VIOLTs(TM)
                                                                             Series          Series          Series
                                                                             _________       _________       _________
Initial Number of Units (1)                                                      15,005          14,995          15,007
Fractional Undivided Interest in the Trust per Unit (1)                        1/15,005        1/14,995        1/15,007
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)           $    9.900      $    9.900      $    9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price
          per Unit (5.00% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)        $     .495      $     .495      $     .495
    Less Deferred Sales Charge per Unit                                      $    (.345)     $   (.345)      $    (.345)
    Less Creation and Development Fee per Unit                               $    (.050)     $   (.050)      $    (.050)
Public Offering Price per Unit (4)                                           $   10.000      $   10.000      $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                              $    9.555      $    9.555      $    9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                      $    9.555      $    9.555      $    9.555
Cash CUSIP Number                                                            30268G 207      30268G 249      30268G 280
Reinvestment CUSIP Number                                                    30268G 215      30268G 256      30268G 298
Fee Accounts Cash CUSIP Number                                               30268G 223      30268G 264      30268G 306
Fee Accounts Reinvestment CUSIP Number                                       30268G 231      30268G 272      30268G 314
Security Code                                                                    026343          026347          026327
Ticker Symbol                                                                    FTAZSX          FTOVSX          FTDBSX

First Settlement Date                     September 20, 2004
Mandatory Termination Date (6)            September 15, 2009
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2004.
Income Distribution Date (7)              Last day of each June and December, commencing December 31, 2004.
_____________

See "Notes to Summary of Essential Information" on page 4.

                     Summary of Essential Information

                                 FT 874


 At the Opening of Business on the Initial Date of Deposit-September 15, 2004


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                                   The Prostate      The Rheumatoid
                                                                                   Cancer            Arthritis
                                                                                   VIOLTs(TM) Series VIOLTs(TM) Series
                                                                                   _________________ _________________
Initial Number of Units (1)                                                            15,003            15,998
Fractional Undivided Interest in the Trust per Unit (1)                              1/15,003          1/15,998
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                 $    9.900        $    9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per Unit
   (5.00% of the net amount invested, exclusive of the deferred sales
    charge and creation and development fee) (3)                                   $     .495        $     .495
    Less Deferred Sales Charge per Unit                                            $    (.345)       $   (.345)
    Less Creation and Development Fee per Unit                                     $    (.050)       $   (.050)
Public Offering Price per Unit (4)                                                 $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                    $    9.555        $    9.555
Redemption Price per Unit (based on aggregate underlying value of Securities less
    deferred sales charge) (5)                                                     $    9.555        $    9.555
Cash CUSIP Number                                                                  30268G 322        30268G 363
Reinvestment CUSIP Number                                                          30268G 330        30268G 371
Fee Accounts Cash CUSIP Number                                                     30268G 348        30268G 389
Fee Accounts Reinvestment CUSIP Number                                             30268G 355        30268G 397
Security Code                                                                          026331            026335
Ticker Symbol                                                                          FTPCSX            FTRASX

First Settlement Date                     September 20, 2004
Mandatory Termination Date (6)            September 15, 2009
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2004.
Income Distribution Date (7)              Last day of each June and December, commencing December 31, 2004.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                        The Alzheimer's                  The Breast and
                                                                            Disease                      Ovarian Cancer
                                                                       VIOLTs(TM) Series                VIOLTs(TM) Series
                                                                       _________________                _________________
                                                                                Amount                           Amount
                                                                                per Unit                         per Unit
                                                                                _________                        _________
Unit Holder Sales Fees
(as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                             1.00%(a)       $.100             1.00%(a)       $.100
Deferred sales charge                                            3.45%(b)       $.345             3.45%(b)       $.345
Creation and development fee                                     0.50%(c)       $.050             0.50%(c)       $.050
                                                                 _______       _______            _______        _______
Maximum Sales Charge
(including creation and development fee)                         4.95%          $.495             4.95%          $.495
                                                                 =======       =======            =======        =======

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                     .290%(d)      $.0290             .290%(d)       $.0290
                                                                 =======       =======            =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping,
    administrative and evaluation fees                           .082%         $.0080             .082%          $.0080
Trustee's fee and other operating expenses                       .237%(f)      $.0232             .171%(f)       $.0168
                                                                 _______       _______            _______        _______
Total                                                            .319%         $.0312             .253%          $.0248
                                                                 =======       =======            =======        =======

                                                                         The Diabetes                     The Prostate Cancer
                                                                       VIOLTs(TM) Series                  VIOLTs(TM) Series
                                                                       _________________                  _________________
                                                                                Amount                           Amount
                                                                                per Unit                         per Unit
                                                                                ________                         ________
Unit Holder Sales Fees
(as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                             1.00%(a)       $.100             1.00%(a)       $.100
Deferred sales charge                                            3.45%(b)       $.345             3.45%(b)       $.345
Creation and development fee                                     0.50%(c)       $.050             0.50%(c)       $.050
                                                                 _______        _______           _______        _______
Maximum Sales Charge
(including creation and development fee)                         4.95%          $.495             4.95%          $.495
                                                                 =======        =======           =======        =======

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                     .290%(d)       $.0290            .290%(d)       $.0290
                                                                 =======        =======           =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping,
    administrative and evaluation fees                           .082%          $.0080            .082%          $.0080
Trustee's fee and other operating expenses                       .171%(f)       $.0168            .171%(f)       $.0168
                                                                 _______        _______           _______        _______
Total                                                            .253%          $.0248            .253%          $.0248
                                                                 =======        =======           =======        =======

                                                                                                       The Rheumatoid
                                                                                                          Arthritis
                                                                                                      VIOLTs(TM) Series
                                                                                                      _________________
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               _________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                            1.00%(a)       $.100
Deferred sales charge                                                                           3.45%(b)       $.345
Creation and development fee                                                                    0.50%(c)       $.050
                                                                                                _______        _______
Maximum Sales Charge (including creation and development fee)                                   4.95%          $.495
                                                                                                =======        =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                    .290%(d)       $.0290
                                                                                                =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                          .082%          $.0080
Trustee's fee and other operating expenses                                                      .181%(f)       $.0178
                                                                                                _______        _______
Total                                                                                           .263%          $.0258
                                                                                                =======        =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year         3 Years         5 Years
                                                          __________     __________      _______
The Alzheimer's Disease VIOLTs(TM) Series                 $556           $621            $692
The Breast and Ovarian Cancer VIOLTs(TM) Series            549            601             657
The Diabetes VIOLTs(TM) Series                             549            601             657
The Prostate Cancer VIOLTs(TM) Series                      549            601             657
The Rheumatoid Arthritis VIOLTs(TM) Series                 550            604             663

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit for each Trust which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing March 18, 2005.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                        Report of Independent Registered
                             Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 874


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 874, comprising The Alzheimer's Disease VIOLTs(TM) Series; The Breast and Ovarian Cancer VIOLTs(TM) Series; The Diabetes VIOLTs(TM) Series; The Prostate Cancer VIOLTs(TM) Series; and The Rheumatoid Arthritis VIOLTs(TM) Series (collectively, the "Trusts") as of the opening of business on September 15, 2004 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on September 15, 2004, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 874, comprising The Alzheimer's Disease VIOLTs(TM) Series; The Breast and Ovarian Cancer VIOLTs(TM) Series; The Diabetes VIOLTs(TM) Series; The Prostate Cancer VIOLTs(TM) Series; and The Rheumatoid Arthritis VIOLTs(TM) Series, at the opening of business on September 15, 2004 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP

Chicago, Illinois
September 15, 2004

                            Statements of Net Assets

                                 FT 874


                    At the Opening of Business on the
               Initial Date of Deposit-September 15, 2004


                                                                     The Alzheimer's     The Breast and
                                                                     Disease             Ovarian Cancer      The Diabetes
                                                                     VIOLTs(TM) Series   VIOLTs(TM) Series   VIOLTs(TM) Series
                                                                     _________________   _________________   _________________
NET ASSETS
Investment in Securities represented by
   purchase contracts (1) (2)                                        $148,553           $148,451            $148,566
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (435)              (435)               (435)
Less liability for deferred sales charge (4)                           (5,177)            (5,173)             (5,177)
Less liability for creation and development fee (5)                      (750)              (750)               (750)
                                                                     _________          _________           _________
Net assets                                                           $142,191           $142,093            $142,204
                                                                     =========          =========           =========
Units outstanding                                                      15,005             14,995              15,007
Net asset value per Unit (6)                                         $  9.476           $  9.476            $  9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $150,053           $149,950            $150,067
Less maximum sales charge (7)                                          (7,427)            (7,422)             (7,428)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (435)              (435)               (435)
                                                                     _________          _________           _________
Net assets                                                           $142,191           $142,093            $142,204
                                                                     =========          =========           =========
_____________

See "Notes to Statements of Net Assets" on page 9.

                            Statements of Net Assets

                                 FT 874


 At the Opening of Business on the Initial Date of Deposit-September 15, 2004


                                                                                                            The Rheumatoid
                                                                                       The Prostate Cancer  Arthritis
                                                                                       VIOLTs(TM) Series    VIOLTs(TM) Series
                                                                                       ___________________  _________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                     $148,525             $158,379
Less liability for reimbursement to Sponsor for organization costs (3)                     (435)                (464)
Less liability for deferred sales charge (4)                                             (5,176)              (5,519)
Less liability for creation and development fee (5)                                        (750)                (800)
                                                                                       ________             ________
Net assets                                                                             $142,164             $151,596
                                                                                       ========             ========
Units outstanding                                                                        15,003               15,998
Net asset value per Unit (6)                                                           $  9.476             $  9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                  $150,025             $159,979
Less maximum sales charge (7)                                                            (7,426)              (7,919)
Less estimated reimbursement to Sponsor for organization costs (3)                         (435)                (464)
                                                                                       ________             ________
Net assets                                                                             $142,164             $151,596
                                                                                       ========             ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $760,000 will be allocated among the five Trusts in FT 874, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from each Trust ($.345 per Unit), payable to the Sponsor in three equal monthly installments beginning on March 18, 2005 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 20, 2005. If Unit holders redeem their Units before May 20, 2005 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit for each Trust (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

                The Alzheimer's Disease VIOLTs(TM) Series
                                 FT 874


                    At the Opening of Business on the
               Initial Date of Deposit-September 15, 2004


                                                                                          Cost of
                                                               Percentage     Market      Securities   Unaudited
Number    Ticker Symbol and                                    of Aggregate   Value per   to the       Doley/Wellspring
of Shares Name of Issuer of Securities (1)(3)                  Offering Price Share       Trust (2)    Disclosure
_________ ___________________________________                  ______________ _________   _________    ________________
          Healthcare (90.39%):
          ____________________
2,550     AXYX       Axonyx Inc.                                  9.59%       $ 5.59      $ 14,255
  594     ELN        Elan Corporation Plc (ADR)                   9.60%        24.02        14,268
  215     LLY        Eli Lilly and Company                        9.62%        66.46        14,289
  320     FRX        Forest Laboratories, Inc.                    9.61%        44.60        14,272
  781     LUN DC     H. Lundbeck A/S (4)                          9.59%        18.25        14,251
  181     MEMY       Memory Pharmaceuticals Corp.                 1.00%         8.19         1,482
  874     NRMX       Neurochem, Inc. (5)                          9.60%        16.32        14,264       A
  114     NEUR DC    NeuroSearch A/S (4)                          3.00%        39.05         4,452
  444     PFE        Pfizer Inc.                                  9.60%        32.12        14,261
  404     SNY        Sanofi-Aventis (ADR)                         9.59%        35.25        14,241
  513     SHPGY      Shire Pharmaceuticals Group Plc (ADR)        9.59%        27.77        14,246

          Industrials (9.61%):
          ____________________
  422     GE         General Electric Company                     9.61%        33.82        14,272       A
                                                                _______                   ________
                           Total Investments                    100.00%                   $148,553
                                                                =======                   ========

_____________

See "Notes to Schedules of Investments" on page 15.

                             Schedule of Investments

             The Breast and Ovarian Cancer VIOLTs(TM) Series
                                 FT 874


                    At the Opening of Business on the
               Initial Date of Deposit-September 15, 2004


                                                                                             Cost of
                                                                 Percentage     Market       Securities   Unaudited
Number     Ticker Symbol and                                     of Aggregate   Value per    to the       Doley/Wellspring
of Shares  Name of Issuer of Securities (1)(3)                   Offering Price Share        Trust (2)    Disclosure
_________  _____________________________________                 ______________ _________    _________    ________________
           Healthcare (95.12%):
           ___________________
  654      ABGX      Abgenix, Inc.                                4.88%         $ 11.07      $  7,240
  230      APPX      American Pharmaceutical Partners, Inc.       4.89%           31.56         7,259
  170      AZN       AstraZeneca Plc (ADR)                        4.87%           42.55         7,234
  298      BMY       Bristol-Myers Squibb Company                 4.87%           24.27         7,232        A
  282      CNVX      CancerVax Corporation                        1.63%            8.55         2,411        A
1,137      CTIC      Cell Therapeutics Inc.                       4.88%            6.37         7,243
  491      CRXA      Corixa Corp.                                 1.63%            4.92         2,416
  307      CYTC      Cytyc Corporation                            4.88%           23.57         7,236        A
  231      DNDN      Dendreon Corp.                               1.63%           10.47         2,419
  868      EXEL      Exelixis Inc.                                4.88%            8.35         7,248
  139      DNA       Genentech, Inc.                              4.89%           52.25         7,263
  169      GSK       GlaxoSmithKline Plc (ADR)                    4.88%           42.86         7,243        A
  367      IMMC      Immunicon Corp.                              2.44%            9.88         3,626
  352      IVX       IVAX Corporation                             4.88%           20.60         7,251
  124      JNJ       Johnson & Johnson                            4.87%           58.35         7,235
1,084      MEDX      Medarex, Inc.                                4.88%            6.68         7,241
  543      MLNM      Millennium Pharmaceuticals, Inc.             4.88%           13.35         7,249
  114      OSIP      OSI Pharmaceuticals, Inc.                    4.86%           63.29         7,215
   72      RHHBY     Roche Holding AG (ADR)                       4.87%          100.49         7,235
  205      SNY       Sanofi-Aventis (ADR)                         4.87%           35.25         7,226
  372      SGP       Schering-Plough Corporation                  4.88%           19.47         7,243
  331      TELK      Telik Inc.                                   4.88%           21.90         7,249

           Industrials (4.88%):
           ___________________
  214      GE        General Electric Company                     4.88%           33.82         7,237        A
                                                                _______                      ________
                           Total Investments                    100.00%                      $148,451
                                                                =======                      ========
_____________

See "Notes to Schedules of Investments" on page 15.

                             Schedule of Investments

                     The Diabetes VIOLTs(TM) Series
                                 FT 874


                    At the Opening of Business on the
               Initial Date of Deposit-September 15, 2004


                                                                                                      Cost of
                                                                          Percentage      Market      Securities   Unaudited
Number      Ticker Symbol and                                             of Aggregate    Value per   to the       Doley/Wellspring
of Shares   Name of Issuer of Securities (1)(3)                           Offering Price  Share       Trust (2)    Disclosure
_________   _____________________________________                         ______________  ______      _________    _______________
            Healthcare (100.00%):
            _____________________
 231        ABT      Abbott Laboratories                                    6.68%         $42.94      $  9,919
 816        ALKS     Alkermes, Inc.                                         6.66%          12.13         9,898
 170        AMGN     Amgen Inc.                                             6.68%          58.34         9,918
 474        AMLN     Amylin Pharmaceuticals, Inc.                           6.67%          20.90         9,907
 408        BMY      Bristol-Myers Squibb Company                           6.67%          24.27         9,902          A
 577        RDY      Dr. Reddy's Laboratories Limited (ADR)                 6.66%          17.15         9,896
 149        LLY      Eli Lilly and Company                                  6.67%          66.46         9,903
 294        EYET     Eyetech Pharmaceuticals Inc.                           6.66%          33.68         9,902          A
 514        FLML     Flamel Technologies S.A. (ADR)                         6.66%          19.25         9,894
 231        GSK      GlaxoSmithKline Plc (ADR)                              6.66%          42.86         9,901          A
 199        MDT      Medtronic, Inc.                                        6.66%          49.73         9,896
 669        NKTR     Nektar Therapeutics                                    6.66%          14.80         9,901
 210        NVS      Novartis AG (ADR)                                      6.66%          47.14         9,899
 184        NVO      Novo Nordisk A/S (ADR)                                 6.68%          53.94         9,925
 281        SNY      Sanofi-Aventis (ADR)                                   6.67%          35.25         9,905
                                                                          _______                     ________
                           Total Investments                              100.00%                     $148,566
                                                                          =======                     ========
_____________

See "Notes to Schedules of Investments" on page 15.

                             Schedule of Investments

                  The Prostate Cancer VIOLTs(TM) Series
                                 FT 874


                    At the Opening of Business on the
               Initial Date of Deposit-September 15, 2004


                                                                                                      Cost of
                                                                           Percentage     Market      Securities   Unaudited
Number      Ticker Symbol and                                             of Aggregate    Value per   to the       Doley/Wellspring
of Shares   Name of Issuer of Securities (1)(3)                           Offering Price  Share       Trust (2)    Disclosure
_________   _____________________________________                         _________       ______      _________    ________________
            Healthcare (92.86%):
            _________________
  247       ABT      Abbott Laboratories                                    7.14%         $42.94      $ 10,606
  958       ABGX     Abgenix, Inc.                                          7.14%          11.07        10,605
  364       AVM      Advanced Magnetics, Inc.                               3.58%          14.59         5,311
  437       BMY      Bristol-Myers Squibb Company                           7.14%          24.27        10,606         A
  182       CELG     Celgene Corporation                                    7.15%          58.37        10,623
1,091       CEGE     Cell Genesys Inc.                                      7.14%           9.72        10,605
  978       CYTO     Cytogen Corporation                                    7.15%          10.85        10,611
1,013       DNDN     Dendreon Corporation                                   7.14%          10.47        10,606
  203       DNA      Genentech, Inc.                                        7.14%          52.25        10,607
1,986       ISIS     Isis Pharmaceuticals, Inc.                             7.14%           5.34        10,605
1,588       MEDX     Medarex, Inc.                                          7.14%           6.68        10,608
  624       MYGN     Myriad Genetics, Inc.                                  7.14%          17.00        10,608
  799       NASI     North American Scientific, Inc.                        3.57%           6.64         5,306
  299       VAR      Varian Medical Systems, Inc.                           7.15%          35.53        10,623

            Materials (7.14%):
            _________________
  394       BAY      Bayer AG (ADR)                                         7.14%          26.89        10,595
                                                                          _______                     ________
                           Total Investments                              100.00%                     $148,525
                                                                          =======                     ========

_____________

See "Notes to Schedules of Investments" on page 15.

                        Schedule of Investments

               The Rheumatoid Arthritis VIOLTs(TM) Series
                                 FT 874


                    At the Opening of Business on the
               Initial Date of Deposit-September 15, 2004


                                                                                                      Cost of
                                                                          Percentage      Market      Securities   Unaudited
Number      Ticker Symbol and                                             of Aggregate    Value per   to the       Doley/Wellspring
of Shares   Name of Issuer of Securities (1)(3)                           Offering Price  Share       Trust (2)    Disclosure
_________   _____________________________________                         ______________  _________   _________    ________________
            Healthcare (100.00%):
            ____________________
  263       ABT      Abbott Laboratories                                    7.13%         $42.94      $ 11,293
  194       AMGN     Amgen Inc.                                             7.15%          58.34        11,318
  584       AGIX     AtheroGenics, Inc.                                     7.14%          19.36        11,306
  182       BIIB     Biogen Idec Inc.                                       7.16%          62.31        11,340
  466       BMY      Bristol-Myers Squibb Company                           7.14%          24.27        11,310         A
1,253       CATG     Cambridge Antibody Technology Group Plc (ADR)          7.14%           9.03        11,316
  800       4519 JP  Chugai Pharmaceutical Co., Ltd. (6)                    7.15%          14.15        11,319
  676       CRGN     CuraGen Corporation                                    2.38%           5.58         3,772
1,006       GLGC     Gene Logic Inc.                                        2.38%           3.75         3,773
   68       GENZ     Genzyme Corporation (General Division)                 2.37%          55.12         3,748
  306       HGSI     Human Genome Sciences, Inc.                            2.38%          12.32         3,770
  432       INCY     Incyte Genomics, Inc.                                  2.39%           8.74         3,776
  194       JNJ      Johnson & Johnson                                      7.15%          58.35        11,320
  352       PFE      Pfizer Inc.                                            7.14%          32.12        11,306
  174       RIGL     Rigel Pharmaceuticals, Inc.                            2.38%          21.69         3,774
  581       SGP      Schering-Plough Corporation                            7.14%          19.47        11,312
  708       SRA      Serono S.A. (ADR)                                      7.14%          15.98        11,314
1,120       VRTX     Vertex Pharmaceuticals Incorporated                    7.14%          10.10        11,312
                                                                          _______                     ________
                           Total Investments                              100.00%                     $158,379
                                                                          =======                     ========

_____________

See "Notes to Schedules of Investments" on page 15.

Page 14


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on September 15, 2004. Such purchase contracts are expected to settle within three business days. Each Trust has a Mandatory Termination Date of September 15, 2009.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities        Profit
                                                          to Sponsor       (Loss)
                                                          _________        _______
The Alzheimer's Disease VIOLTs(TM) Series                 $149,300         $(747)
The Breast and Ovarian Cancer VIOLTs(TM) Series            148,658          (207)
The Diabetes VIOLTs(TM) Series                             148,644           (78)
The Prostate Cancer VIOLTs(TM) Series                      148,893          (368)
The Rheumatoid Arthritis VIOLTs(TM) Series                 158,353            26

(3) Common stocks of companies headquartered outside the United States comprise the percentage of investments of the Trust as indicated:

    The Alzheimer's Disease VIOLTs(TM) Series, 50.97%;
    The Breast and Ovarian Cancer VIOLTs(TM) Series, 19.49%;
    The Diabetes VIOLTs(TM) Series, 39.99%;
    The Prostate Cancer VIOLTs(TM) Series, 7.14%; and
    The Rheumatoid Arthritis VIOLTs(TM) Series, 21.43%

(4) This Security represents the common stock of a foreign company which trades on the Copenhagen Stock Exchange.

(5) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(6) This Security represents the common stock of a foreign company which trades on the Tokyo Stock Exchange.

=============================================================================================================================
Unaudited Doley Securities, Inc. and its affiliates and subsidiaries ("Doley") and WellSpring BioCapital Partners, LLC and
its affiliates and subsidiaries ("WellSpring") Disclosure. The following information has been provided by Doley and
WellSpring, who are solely responsible for its content.

A     A Doley and/or WellSpring analyst owns the common stock of this company.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 874, consists of five separate portfolios set forth below:

- The Alzheimer's Disease VIOLTs(TM) Series
- The Breast and Ovarian Cancer VIOLTs(TM) Series
- The Diabetes VIOLTs(TM) Series
- The Prostate Cancer VIOLTs(TM) Series
- The Rheumatoid Arthritis VIOLTs(TM) Series

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies whose products and services focus on developing therapies and treatments for the disease for which each Trust is named.

WellSpring BioCapital Partners, LLC ("WellSpring"), Philadelphia, Pennsylvania, a recently formed investment and financial services firm, has developed a unique and proprietary investment strategy for investing in the biotechnology sector through "disease verticals." Vertical Investments in Life Science Trusts ("VIOLTs(TM)") will be comprised of a portfolio of common stocks from publicly traded small-cap biotechnology companies, as well as selected large-cap pharmaceutical companies or companies which provide medical products and/or services. Each company has active product marketing and product development in that disease indication. There are several Trusts available, each based on a single disease and each with an objective to seek the potential for above-average capital appreciation.

The portfolios available include common stock of companies that are making progress developing new products and therapies to treat the specific diseases named in each Trust. There is no assurance that all companies with research and product development related to a Trust's field of interest will be included in an individual portfolio. Instead, each of the VIOLTs(TM) Trusts will consist of a portfolio of common stocks of companies engaged in research and product development in the specific area for which the Trust is named. WellSpring believes that the stocks selected offer good risk-reward balance. There is, however, no assurance that the objectives of a Trust will be achieved.

Industry Background. Biomedical research has led in recent years to the discovery of techniques to manipulate the structure and function of DNA and to harness biological information technology. Much of the basic research has been funded by the National Institutes of Health and conducted in academic medical center laboratories. U.S. public policy encourages the licensing of such technology by universities and hospitals receiving public funds for use in the public interest. The commercialization of these licensing opportunities has resulted in the emergence of a large group of small-cap biotechnology companies which typically focus their activities around newly-emerging scientific discoveries and opportunities. These smaller companies form the basis from which the portfolios of VIOLTs(TM) are selected. Together with more traditional "fully integrated" pharmaceutical companies, it is possible to organize portfolio groupings according to disease vertical market opportunities and needs, reflecting progress in understanding the basis of diseases and their treatment.

In contrast to established biomedical enterprises such as pharmaceutical and medical device companies, earlier stage biomedical research corporations with new approaches to the therapy of disease often do not have operations which are well measured by the cash flow cycle. Rather, promising biomedical research in the small-cap sector is generally supported by a flow of funds in the form of equity investment, research contracts or sale of research assets such as technology rights or future product rights. In WellSpring's opinion, these transactions and internal company activities are the prime engines of growth for small-cap biomedical research and development ("R&D") companies which do not yet have product sales.

Portfolio Selection. WellSpring is the developer of the vertical investment strategy for the life science investing reflected in the portfolio structure and selection of VIOLTs(TM).

The WellSpring strategy is to organize the industry into specific categories, or disease verticals, which provide some obvious benefits from a portfolio analysis standpoint, in WellSpring's opinion.

WellSpring believes that this disease stratification does several things: it enables perspective from a social and economic view as well as a highly personal (individual) one; it creates clusters of research and development based on academic (investigational) focus and scientific process; it provides insight into and measurement of companies' development programs within the context of progress in the overall disease; and it enables clearer definition of markets as to size and competition.

Evaluation of the risks and opportunities of investment in the biotechnology and pharmaceutical sectors requires an evaluation of numerous technical and commercial issues. WellSpring evaluates such investment opportunities through the use of a set of criteria assessing the relative risks and opportunities of each investment compared to other comparably situated ventures.

Portfolio Criteria. Specific factors, which are assessed by the WellSpring portfolio selection advisory team in the selection of a portfolio, include:

- intellectual property;

- manufacturing issues;

- assessment of competitive technologies;

- robustness of the underlying science;

- adequacy of pre-clinical modeling; and

- management quality, including
  - regulatory pathways;
  - clinical study issues; and
  - matters related to reimbursement and pharmaco-economics.

In each of these areas, WellSpring's team examines the issues and defines the risks and opportunities of the investment according to reasonable contemporary standard and relevant historical experience.

WellSpring is engaged in the design, structure, promotion and marketing of investment products which are organized into disease verticals (as if each disease was itself a separate industry). WellSpring is an investment banking firm specializing in capital formation for the healthcare, life sciences and biotechnology marketplace. WellSpring's disease-centric investment strategy is unique and is the subject of a patent application which has been filed with the U.S. Patent and Trademark Office. The company differentiates itself from other biotech specialty finance firms through its targeted mission of connecting healthcare consumers/patients/investors with the enormous capital needs of a biotech industry that is on the verge of developing a multitude of products and therapies to treat, retard or cure major diseases. WellSpring is a Delaware Limited Liability Company whose member interests are presently owned by Wynnefield Private Equity Partners II, L.P., a private venture fund, and the Company's co-founders, Jeffrey L. Feldman, Malcolmn Pryor and Samuel P. Katz or their affiliates. WellSpring has formed two affiliates, one of which has commenced NASD registration as a registered investment advisor, and the other of which will file to register as a broker/dealer. Neither registration is completed nor has the NASD approved the license applications. Principals of WellSpring BioCapital Partners, LLC have registered their NASD licenses with Doley Securities, Inc. ("Doley."). Until corporate affiliates of WellSpring BioCapital Partners, LLC have been registered with the NASD, its NASD licensed employees will transact sales of units of the Trusts through Doley.

The Alzheimer's Disease VIOLTs(TM) Series consists of a portfolio of common stocks of companies whose product development is focused on the treatment and cure of Alzheimer's disease. Alzheimer's disease is the most common form of dementia (a brain disorder that seriously affects a person's ability to carry out daily activities) among older people. Alzheimer's disease affects parts of the brain that control thought, memory, and language. Scientists believe that up to 4 million Americans suffer from Alzheimer's disease. By 2050, scientists believe that more than 14 million Americans will be living with Alzheimer's disease.


Based on the composition of the portfolio on the Initial Date of Deposit, The Alzheimer's Disease VIOLTs(TM) Series is considered a Large-Cap Growth Trust.


The Breast and Ovarian Cancer VIOLTs(TM) Series consists of a portfolio of common stocks of companies whose product development is focused on the treatment and cure of breast and ovarian cancer.

Breast cancer is a malignant tumor that starts from the cells of the breast. Breast cancer is the most common cancer among women, other than skin cancer, and is the second leading cause of cancer death in women, after lung cancer. According to the American Cancer Society, approximately 215,990 women in the United States will be found to have invasive breast cancer in 2004 and approximately 40,110 women will die from the disease.

Ovarian cancer is a malignant tumor that starts from the cells of the ovaries. The American Cancer Society estimates that in the United States approximately 1.4% of women will develop ovarian cancer over the course of their lives, making it the fifth most common type of cancer as well as the fifth most common reason for cancer fatality for women in the United States. The American Cancer Society estimates that there will be approximately 25,580 new cases of ovarian cancer in the United States in 2004 and approximately 16,090 women will die of the disease.

The Diabetes VIOLTs(TM) Series consist of a portfolio of common stocks of companies whose product development is focused on the treatment and cure of diabetes. Diabetes is a disease in which the body does not produce or properly use insulin, a hormone that is needed to convert sugar, starches and other food into energy needed for daily life. There are an estimated 18.2 million people in the United States, or 6.3% of the population who have diabetes.


Based on the composition of the portfolios on the Initial Date of Deposit, The Diabetes VIOLTs(TM) Series is considered a Large-Cap Growth Trust.


The Prostate Cancer VIOLTs(TM) Series consists of a portfolio of common stocks of companies whose product development is focused on the treatment and cure of prostate cancer. Prostate cancer is a group of cancerous cells that begin most often in the outer part of the prostate. Prostate cancer is the most common type of cancer, other than skin cancer, diagnosed in American men. The American Cancer Society estimates that there will be approximately 230,900 new cases of prostate cancer in the United States in 2004 and approximately 29,900 men will die of this disease. Prostate cancer is the second leading cause of cancer death in men, exceeded only by lung cancer.

The Rheumatoid Arthritis VIOLTs(TM) Series consists of a portfolio of common stocks of companies whose product development is focused on the treatment and cure of rheumatoid arthritis. Rheumatoid arthritis involves inflammation in the lining of the joints and/or other internal organs. Rheumatoid arthritis is a systemic disease that affects the entire body and is one of the most common forms of arthritis. Rheumatoid arthritis is characterized by the inflammation of the membrane lining of the joint, which causes pain, stiffness, warmth, redness and swelling. The inflamed joint lining can invade and damage bone and cartilage, resulting in pain and loss of movement. Arthritis in some form affects nearly 70 million Americans. Rheumatoid arthritis affects 2.1 million Americans, mostly women. Arthritis is the leading cause of disability in the United States.


Based on the composition of the portfolio on the Initial Date of Deposit, The Rheumatoid Arthritis VIOLTs(TM) Series is considered a Large-Cap Growth Trust.


The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. There are additional risks associated with investing in a portfolio of stocks that is largely concentrated in a specific area in the healthcare industry, including limited diversification. An investment in a trust is not intended to constitute a complete investment program. You should consider investing in more than one sector for a greater degree of diversification in your overall portfolio. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $1 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Biotechnology/Pharmaceutical Industries. Because more than 25% of each Trust is invested in biotechnology and pharmaceutical companies, these Trusts are considered to be concentrated in the biotechnology and pharmaceutical industries. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Healthcare Industry. The Trusts are also considered to be concentrated in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.


Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on either a U.S. securities exchange or a foreign securities exchange, or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

The purchase and sale of the foreign Securities, other than foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in The Alzheimer's Disease VIOLTs(TM) Series and The Rheumatoid Arthritis VIOLTs(TM) Series is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

Securities Selection. While Doley and Wellspring have carefully evaluated and approved the Securities in the Trusts for this purpose, they may choose for any reason not to recommend any or all of the Securities for another purpose or at a later date. This may affect the value of your Units.
In addition, Doley in its general securities business acts as agent or principal in connection with buying and selling stocks, including the Securities, and may have bought the Securities for a Trust, thereby benefiting.

See the "Schedule of Investments" for specific information concerning Doley's and Wellspring's investment banking relationships and role as market-maker for certain of the Securities. In the future, Doley and/or Wellspring may seek to provide investment banking or other services to any of the issuers of the Securities.


                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.115 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from March 18, 2005 through May 20, 2005. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price per Unit (equivalent to 4.657% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent September 30, commencing September 30, 2005, to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:

                               Your maximum     Dealer
If you invest                  sales charge     concession
(in thousands):*               will be:         will be:
______________                 ____________     ___________
$50 but less than $100         4.70%            3.35%
$100 but less than $250        4.45%            3.25%
$250 but less than $500        3.95%            2.75%
$500 but less than $1,000      2.95%            2.00%
$1,000 or more                 2.05%            1.25%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of a Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.


The total value of non-U.S. listed Securities in The Alzheimer's
Disease VIOLTs(TM) Series and The Rheumatoid Arthritis VIOLTs(TM) Series during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.


After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.60% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.60% of the sales price of these Units (2.0% for purchases of $500,000 but less than $1,000,000 and 1.25% for purchases of $1,000,000 or more).

Doley Securities, Inc. will be entitled to the following additional sales concessions as a percentage of the Public Offering Price based on the sale of Units of a Trust during the initial offering period:

Total Sales per Trust                        Additional
(in millions):                               Concession:
_________________                            ___________
$10 but less than $20                        0.100%
$20 but less than $30                        0.150%
$30 but less than $40                        0.200%
$40 but less than $50                        0.250%
$50 but less than $60                        0.350%
$60 but less than $70                        0.450%
$70 but less than $80                        0.550%
$80 or more                                  0.625%

Doley Securities, Inc. will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU

WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;


- Foreign custodial and transaction fees, if any; and/or


- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, such Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from the Trust asset when such income would be considered to be received by you if you directly owned your Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2009.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from your Trust when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in the Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by such Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.


Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.


Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions


You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.


The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2.the aggregate value of the Securities held in a Trust; and

3.dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.any applicable taxes or governmental charges that need to be paid out of a Trust;

2.any amounts owed to the Trustee for its advances;

3.estimated accrued expenses of a Trust, if any;

4.cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6.other liabilities incurred by a Trust; and

dividing

1.the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or a Trust;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory

Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. If you elect to receive an In-Kind Distribution, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled. Securities not traded and held in the United States are generally not available for an In-Kind Distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


                      Information on
                  Doley Securities, Inc.

Principals of WellSpring BioCapital Partners, LLC have registered their NASD licenses with Doley Securities, Inc. Until corporate affiliates of WellSpring BioCapital Partners, LLC have been registered with the NASD, its NASD licensed employees will transact sales of units of the Trusts through Doley. Doley Securities, Inc., founded in 1975, offers an assortment of brokerage, trading, financial advisory and investment banking services to institutions, government organizations and selected individuals. Doley is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Their principal offices are at 616 Baronne Street, New Orleans, Louisiana 70113; telephone number (504) 561-1128. Doley has created a division named WellSpring Securities. Units of the Trusts are available through WellSpring Securities. WellSpring Securities is located at 1515 Market Street, Philadelphia, Pennsylvania, 19102; telephone number (215) 569-1643.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $48 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2003, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $20,540,034 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Emmet, Marvin & Martin, LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.


The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte
& Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 33


                 This page is intentionally left blank.

Page 34


                 This page is intentionally left blank.

Page 35


                             First Trust(R)

                The Alzheimer's Disease VIOLTs(TM) Series
             The Breast and Ovarian Cancer VIOLTs(TM) Series
                     The Diabetes VIOLTs(TM) Series
                  The Prostate Cancer VIOLTs(TM) Series
               The Rheumatoid Arthritis VIOLTs(TM) Series
                                 FT 874

                          WellSpring Securities
                  A Division of Doley Securities, Inc.

                      1515 Market Street, Suite 819
                       Philadelphia, PA 19102-1921
                             1-215-569-1643

                                Trustee:

                          The Bank of New York

                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-784-1069

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-118349) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                           September 15, 2004


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 874 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated September 15, 2004. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Small-Cap Companies                                         1
   Dividends                                                   1
   Foreign Issuers                                             2
Concentrations
   Biotechnology/Pharmaceutical                                2
   Healthcare                                                  3
Portfolios
   The Alzheimer's Disease VIOLTs(TM) Series                   3
   The Breast and Ovarian Cancer VIOLTs(TM) Series             4
   The Diabetes VIOLTs(TM) Series                              6
   The Prostate Cancer VIOLTs(TM) Series                       6
   The Rheumatoid Arthritis VIOLTs(TM) Series                  7

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentrations

Biotechnology/Pharmaceutical. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

Healthcare. The Trusts are also considered to be concentrated in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Portfolios

Equity Securities Selected for The Alzheimer's Disease VIOLTs(TM) Series

The Alzheimer's Disease VIOLTs(TM) Series contains common stocks of the following companies:


Healthcare
___________

Axonyx Inc., headquartered in New York, New York, is engaged in the business of acquiring and developing novel post-discovery central nervous system drug candidates, primarily in areas of memory and cognition.

Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

H. Lundbeck A/S, headquartered in Copenhagen, Denmark, is an international pharmaceutical company that researches, manufactures and sells drugs for the treatment of psychiatric and neurological disorders.

Memory Pharmaceuticals Corp., headquartered in Montvale, New Jersey, is a biopharmaceutical company focused on the development of drug candidates for the treatment of a broad range of central nervous system conditions that exhibit significant impairment of memory and other cognitive functions.

Neurochem, Inc., headquartered in Laval, Quebec, Canada, is a biopharmaceutical company focused on the development and commercialization of therapeutics for neurological disorders.

NeuroSearch A/S, headquartered in Ballerup, Denmark, is a biopharmaceutical company that researches and develops compounds for the treatment of diseases in the central nervous system.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Sanofi-Aventis (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Shire Pharmaceuticals Group Plc (ADR), headquartered in Hampshire, England, is a global pharmaceutical company with a strategic focus on meeting the needs of the specialist physician.

Industrials
___________

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.


 Equity Securities Selected for The Breast and Ovarian Cancer VIOLTs(TM) Series


The Breast and Ovarian Cancer VIOLTs(TM) Series contains common stocks of the following companies:


Healthcare
__________

Abgenix, Inc., headquartered in Fremont, California, develops and intends to commercialize its XenoMouse technology to produce antibody therapeutic products used in the prevention and treatment of various conditions, such as transplant related diseases, inflammatory and autoimmune disorders, and cancer.

American Pharmaceutical Partners, Inc., headquartered in Los Angeles, California, is a specialty pharmaceutical company that develops, manufactures and markets injectable pharmaceutical products.

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

CancerVax Corporation, headquartered in Carlsbad, California, is a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer.

Cell Therapeutics Inc., headquartered in Seattle, Washington, develops, acquires and commercializes novel treatments for cancer.

Corixa Corp., headquartered in Seattle, Washington, is a developer of immunotherapeutic products, including monoclonal antibodies, vaccines and adjuvants and small molecules called TLR4 agonists and antagonists designed to affect the immune system and treat debilitating and life-threatening conditions caused by cancer and infectious disease.

Cytyc Corporation, headquartered in Boxborough, Massachusetts, designs, develops, makes and sells the "ThinPrep" sample preparation system for the automated preparation of microscope slides of cervical cell specimens for use in cervical cancer screening, as well as for the preparation of non-gynecological cell specimens.

Dendreon Corp., headquartered in Seattle, Washington, is a biotechnology company focused on the discovery, development and commercialization of targeted therapies for cancer.

Exelixis Inc., headquartered in South San Francisco, California, is a biotechnology company whose primary mission is to develop proprietary human therapeutics by leveraging its integrated discovery platform to increase the speed, efficiency and quality of pharmaceutical product discovery and development.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. for distribution outside the United States.

GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex, England, conducts research into and develops, makes and markets ethical (prescription) pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Immunicon Corp., headquartered in Huntingdon Valley, Pennsylvania, is developing and commercializing proprietary cell-based research and diagnostic products with an initial focus on cancer.

IVAX Corporation, headquartered in Miami, Florida, researches, develops, makes and sells generic and branded pharmaceuticals. The company's business is focused primarily in oncology products, respiratory products and specialty generic pharmaceuticals.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Medarex, Inc., headquartered in Princeton, New Jersey, develops therapeutic products for the treatment of cancer, AIDS and other life-threatening diseases based on proprietary technology in the field of immunology. The company uses innovative monoclonal antibody technology to develop proprietary therapeutic pharmaceuticals to treat cancer, AIDS and other infectious diseases, autoimmune diseases and cardiovascular disease.

Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.

OSI Pharmaceuticals, Inc., headquartered in Melville, New York, utilizes a platform of proprietary technologies in order to discover and develop novel, small molecule compounds for the treatment of major human diseases.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Sanofi-Aventis (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Schering-Plough Corporation, headquartered in Kenilworth, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

Telik Inc., headquartered in Palo Alto, California, is a biopharmaceutical company that discovers, develops and commercializes small molecule drugs to treat serious diseases.

Industrials
___________

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

      Equity Securities Selected for The Diabetes VIOLTs(TM) Series

The Diabetes VIOLTs(TM) Series contains common stocks of the following companies:


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Alkermes, Inc., headquartered in Cambridge, Massachusetts, develops innovative pharmaceutical products based on several proprietary drug delivery systems: ProLease, Cereport (formerly known as RMP-7), Medisorb, RingCap and Dose Sipping Technology. The company's areas of focus are the controlled release of injectable drugs, delivery of drugs into the brain, oral delivery of drugs and pulmonary delivery of small proteins.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Amylin Pharmaceuticals, Inc., headquartered in San Diego, California, is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes, obesity and cardiovascular disease.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Dr. Reddy's Laboratories Limited (ADR), headquartered in Hyderabad, India, provides a complete range of pharmaceutical services and markets its products throughout the world.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Eyetech Pharmaceuticals Inc., headquartered in New York, New York, is a biopharmaceutical company that specializes in the development and commercialization of novel therapeutics to treat diseases of the eye.

Flamel Technologies S.A. (ADR), headquartered in Venissieux Cedex, France, is a biopharmaceutical company principally engaged in the development of two polymer-based delivery technologies for medical applications.

GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex, England, conducts research into and develops, makes and markets ethical (prescription) pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Nektar Therapeutics, headquartered in San Carlos, California, is a drug delivery products based company that provides a portfolio of technologies that will enable it and its pharmaceutical partners to improve drug performance throughout the drug development process.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a healthcare company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Sanofi-Aventis (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.


  Equity Securities Selected for The Prostate Cancer VIOLTs(TM) Series

The Prostate Cancer VIOLTs(TM) Series contains common stocks of the following companies:


Healthcare
__________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Abgenix, Inc., headquartered in Fremont, California, develops and intends to commercialize its XenoMouse technology to produce antibody therapeutic products used in the prevention and treatment of various conditions, such as transplant related diseases, inflammatory and autoimmune disorders, and cancer.

Advanced Magnetics, Inc., headquartered in Cambridge, Massachusetts, develops superparamagnetic iron oxide nanoparticles used in pharmaceutical products.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Celgene Corporation, headquartered in Warren, New Jersey, is a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies designed to treat cancer and immunological diseases through regulation of cellular, genomic and proteomic targets.

Cell Genesys Inc., headquartered in South San Francisco, California, is a biotechnology company focused on the research, development and commercialization of biological therapies for cancer.

Cytogen Corporation, headquartered in Princeton, New Jersey, produces oncology-focused biopharmaceutical products and licenses, develops and commercializes both therapeutic and molecular imaging/diagnostic products that address the unmet medical needs of physicians and the patients they serve.

Dendreon Corporation, headquartered in Seattle, Washington, is a biotechnology company focused on the discovery, development and commercialization of targeted therapies for cancer.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. for distribution outside the United States.

Isis Pharmaceuticals, Inc., headquartered in Carlsbad, California, is a biopharmaceutical company exploiting ribonucleic acid- (RNA) based drug discovery technologies to identify and commercialize novel drugs to treat diseases.

Medarex, Inc., headquartered in Princeton, New Jersey, develops therapeutic products for the treatment of cancer, AIDS and other life-threatening diseases based on proprietary technology in the field of immunology. The company uses innovative monoclonal antibody technology to develop proprietary therapeutic pharmaceuticals to treat cancer, AIDS and other infectious diseases, autoimmune diseases and cardiovascular disease.

Myriad Genetics, Inc., headquartered in Salt Lake City, Utah, discovers and sequences genes related to major common diseases, such as cancer and cardiovascular disease and the central nervous system using analyses of extensive family histories and genetic material, as well as proprietary technologies, to identify inherited gene mutations.

North American Scientific, Inc., headquartered in Chatsworth,
California, manufactures, markets and sells products for the radiation oncology community, including brachytherapy seeds used in the treatment of prostate cancer, as well as intensity modulated radiation therapy products and services.

Varian Medical Systems, Inc., headquartered in Palo Alto, California, designs and produces integrated systems of equipment and software for treating cancer with radiation, as well as cost-effective x-ray tubes for original equipment manufacturers and replacement x-ray tubes and imaging subsystems.

Materials
_________

Bayer AG (ADR), headquartered in Leverkusen, Germany, is a global company offering a range of products, including ethical pharmaceuticals, diagnostics and other healthcare products, agricultural products, polymers and chemicals.


Equity Securities Selected for The Rheumatoid Arthritis VIOLTs(TM) Series

The Rheumatoid Arthritis VIOLTs(TM) Series contains common stocks of the following companies:


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

AtheroGenics, Inc., headquartered in Alpharetta, Georgia, is a research-based pharmaceutical company, focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including heart disease (atherosclerosis), rheumatoid arthritis, organ transplant rejection and asthma.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Cambridge Antibody Technology Group Plc (ADR), headquartered in Melbourn, England, uses its platform technology in fully human monoclonal antibodies for drug discovery and drug development. The company has alliances with biotechnology and pharmaceutical companies to discover, develop and commercialize human monoclonal antibody-based products, and also licenses its proprietary human antibody phage display libraries for target validation and drug discovery.

Chugai Pharmaceutical Co., Ltd., headquartered in Tokyo, Japan, manufactures and sells pharmaceuticals that focus on the fields of cancer, infectious diseases, bone, blood and circulatory systems.

CuraGen Corporation, headquartered in New Haven, Connecticut, applies genomics, the study of genes and their functions, to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products.

Gene Logic Inc., headquartered in Gaithersburg, Maryland, uses a proprietary system to discover drug targets and drug leads and provides genomic database products for pharmaceutical company partners. The company has strategic alliances with Procter & Gamble Pharmaceuticals, Inc., Japan Tobacco, Inc. and N.V. Organon, a unit of Akzo Nobel N.V.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.

Incyte Genomics, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Rigel Pharmaceuticals, Inc., headquartered in South San Francisco, California, is engaged in the discovery and development of a range of small molecule product candidates for unmet medical needs.

Schering-Plough Corporation, headquartered in Kenilworth, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

Serono S.A. (ADR), headquartered in Geneva, Switzerland, is a global biotechnology company engaged in the human therapeutics business.

Vertex Pharmaceuticals Incorporated, headquartered in Cambridge,
Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases, and neurological disorders.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 874, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 874, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 15, 2004.

                              FT 874

                              By   FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By   Jason T. Henry
                                   Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) September 15, 2004
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Jason T. Henry
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-118349 of FT 874 of our report dated September 15, 2004 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
September 15, 2004


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 874 and certain subsequent Series, effective September 15, 2004 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator,  and First Trust Advisors L.P., as  Portfolio
         Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter   Agreement  (incorporated   by   reference   to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7